                                   OppenheimerFunds, Inc.
                                 Two World Financial Center
                              225 Liberty Street - 11th Floor
                                     New York, NY 10281

February 22, 2008

VIA EDGAR
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

     Re: OFI Tremont Core Strategies Hedge Fund
         File Nos. 333-148467 and 811-21110

To the Securities and Exchange Commission:

     On behalf of OFI Core  Strategies  Hedge Fund (the  "Fund") and pursuant to
Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), we hereby request that the Securities and Exchange  Commission  (the  "Commission")
grant the immediate withdrawal of Pre-Effective  Amendment No. 2 , to the Fund's
Registration Statement on Form N-14, as filed with the Commission on February 6,
2008  (the  "Amendment").  The  Fund  is a  closed-end  investment  company.  No securities were sold under the Amendment.

     Due   to   a   clerical   error,    the   Amendment    (accession    number
0000728889-08-000299)   was  filed  with   incorrect   submission   headers  and
terminology.  These errors were  corrected with a subsequent  filing,  which was
filed   with  the   Commission   on   February   7,   2008   (accession   number
0000728889-08-000302),  which was assigned the file no.  33-149097 and which was declared  effective  by the  Commission  on February 8, 2008  (accession  number
9999999995-08-000482).

     In light of  conversations with the  Commission  staff  concerning the filing of the Amendment,  the Fund believes that the withdrawal of the Amendment is consistent with the public interest and protection of investors.

     Please  direct any  questions  you may have  regarding  this request or the
Amendment  to  the   undersigned  at   212-323-0293  or  to  Nancy  S.  Vann  at
212-323-5089. Thank you for your assistance.

                                 OFI Tremont Core Strategies Hedge Fund

                                 By: /s/ Phillip S. Gillespie
                                 ------------------------------------
                                 Phillip S. Gillespie
                                 Assistant Secretary

cc: Mr. Larry Greene/SEC
    Mr. Kevin Rupert/SEC
    Mr. Mitchell J. Lindauer
    Ms. Nancy S. Vann
    Mr. Taylor V. Edwards